		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2013	2012
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$266,402	$253,024
Add (deduct):
Equity in earnings of unconsolidated entities	(99,797)	(71,584)
Distributions from unconsolidated entities	49,612	45,211
Amortization of capitalized interest	1,920	621
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(6,914)	(20,075)
	$211,223	$207,197
Add fixed charges:
Consolidated interest expense (2)	32,393	35,272
Interest portion (1/3) of consolidated rent expense	30,551	35,229
	$274,167	$277,698

FIXED CHARGES:
Consolidated interest expense (2)	$32,393	$35,272
Capitalized interest	14,259	12,637
Interest portion (1/3) of consolidated rent expense	30,551	35,229
	$77,203	$83,138

RATIO OF EARNINGS TO FIXED CHARGES	3.55	3.34

(1)	Includes gain on sale of business and other exit costs, net of $243.6 million and $4.1 million in 2013 and 2012, respectively.
(2)	Interest expense on income tax contingencies is not included in fixed charges.